

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Via Email

Jonathan F. Irwin
Chief Executive Officer
Frozen Food Gift Group, Inc.
301 Fourth Street, #20
Annapolis, Maryland 21403

> **Re:**   **Frozen Food Gift Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 21, 2011**
> **File No. 333-165406**

Dear Mr. Irwin:

We have reviewed amendment number two to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your registration statement to include annual audited financial statements for the year ended December 31, 2010. Refer to Rule 8-08 of Regulation S-X.

Risk Factors, page 4

2.   In light of your disclosure on page 17 that you utilize a single vendor for all of your operational functions, please discuss why deleted the risk factor that began "[w]e will initially rely on one primary vendor for the outsourcing…." In this regard, we note your statement on page 17 that there are other vendors available, but this disclosure does not address the effects on operations that switching vendors may have. Please revise or advise.

Dilution, page 9

3.   Considering your determination that the issuance of shares to your selling stockholders should be revalued from $0.05 per share to $0.00001 per share, please revise your dilution disclosure to address the dilution that will occur in terms of price.

Security Ownership of Certain Beneficial Owners and Management, page 14

4.   Please disclose, by footnote or otherwise, the natural person(s) who control ANP Industries, Inc. If ANP Industries is a public entity, majority-owned subsidiary of a public entity or registered investment company, please disclose this by way of footnote.

Liquidity and Capital Resources, page 26

5.   Please revise the fifth paragraph on page 26 to fix what appears to be a typographical error in the proceeds from notes payable amount.

6.   We reissue comment nine of our May 26, 2010 letter. Please describe the source(s) of the $165,000 notes payable. Please also expand your disclosure to state, as you did in your response to prior comment nine, the reason why you do not disclose whether the lender(s) will lend you money in the future.

Certain Relationships and Related Transactions, page 26

7.   The first paragraph on page 26 states that since inception "the Company has been funded by its Chairman and Chief Executive Officer, Board members and persons related to or acquainted with these." In light of this disclosure, please revise your related transactions disclosure beginning on page 26 to account, at a minimum, for the $1,400 in shareholder loans and $165,000 in notes payable. Refer to Item 404(d) of Regulation S-K.

Executive Compensation, page 27

8.   We reissue, in part, comment 12 of our May 26, 2010 letter. You provide no disclosure with respect to your director compensation determinations pursuant to the requirements of Item 402(r)(3) of Regulation S-K. Please note that in providing such disclosure you should avoid the use of legal terminology. See Rule 421(b) of Regulation C under the Securities Act of 1933.

Summary Compensation Table, page 28

9.   Footnote two to your Summary Compensation Table references compensation that should have been paid on January 1, 2011. Please revise.

10.   In response to comments 11 and 12 of our May 26, 2010 letter you state that the shares issued to Mr. Irwin as compensation were revalued to $0.001 per share and you revised

you footnote disclosure on page 28 accordingly. However, this is inconsistent with your disclosure under Item 15 on page II-1 where you value the same shares at $0.00001 per share. Please revise your Summary Compensation Table accordingly. Please make conforming changes to your director compensation table on page 30.

Unaudited Interim Financial Statements

Notes, page F-5

11.   Please disclose the principal terms of your loans payable-stockholders and other.

Note 2. Stockholders' Equity, page F-7

12.   Please ensure the amount of authorized shares of common stock stated on your balance sheets is consistent with that disclosed in the notes.

Financial Statements

General

13.   We reviewed your response to comment 13 in our letter dated May 26, 2010 and the revisions to your disclosure and we re-issue our previous comment. Please revise to correct the superseded references to SFAS 128 and SFAS 109 on pages 25, F-14 – F15 and page F-16 with the appropriate FASB Accounting Standards Codification.

Item 15. Recent Sales of Unregistered Securities, page II-1

14.   We note that amendment number one to your Form S-1 indicated that in May 2010 you issued 8,000,000 shares to Stephanie Schissler "for compensation from an Independent Contractor Agreement", but there is no mention of this transaction in your current amendment. Please revise or advise.

15.   We note your revisions in response to comment 15 of our May 26, 2010 letter, but it appears that some inconsistencies remain between your disclosure under Item 15 and Note 2 on page F-16. Specifically, the second paragraph under Note 2 is not consistent with the transaction dates and values disclosed under Item 15. Please revise or advise.

Exhibits

16.   Please include an opinion of counsel as to the legality of the securities being registered. Refer to Item 601(b)(5) of Regulation S-K.

17.   We note that you have not filed copies of your articles of incorporation or bylaws with this amendment, nor have you incorporated these documents by reference. Please revise. See Item 601(b)(3) of Regulation S-K.

18.   We note that you did not file nor incorporate by reference the Independent Contractor Agreements referenced on page II-1 with respect to Messrs. Masters, Nagele and Gruber. Please revise. See Item 601(b)(10) of Regulation S-K.

19.   Please confirm whether you entered into a written agreement for the business consulting services being provided by ANP Industries, Inc. If so, please file the agreement as an exhibit to your next amendment. See Item 601(b)(10) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or in his absence Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, or me at (202) 551-3725 with any other questions.

                                                Sincerely,

                                                /s/ Christopher F. Chase for

                                                H. Christopher Owings
                                                Assistant Director